NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page

Copy of the press release entitled “Fiber to the
Home - PLDT ups ante for broadband” that we filed
today with the Securities and Exchange Commission
1	and the Philippine Stock Exchange.	6

Exhibit 1

May 25, 2009

The Philippine Stock Exchange
Disclosure Department
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “Fiber to the Home — PLDT ups ante for broadband”.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

May 25, 2009

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with a press release issued attached thereto entitled “Fiber to the Home - PLDT ups ante for broadband”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	May 25, 2009

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. _____________ (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City	1200
Address of principal office	Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “Fiber to the Home — PLDT ups ante for broadband”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: May 25, 2009

Exhibit 1

PRESS RELEASE

Fiber To The Home
PLDT ups ante for broadband

MANILA, Philippines, May 25, 2009 – The Philippine Long Distance Telephone Co. (PLDT) will launch later this year the most advanced broadband delivery platform called Fiber To The Home, or FTTH, to deliver high-speed data services to residences and buildings.

FTTH uses fiber optic technology which transmits data via light signals sent through hair-thin strands of pure glass. Instead of the usual copper going to the homes of customers, thin fiber optic cables will be used. The new platform will be able to deliver simultaneously voice, video and data services at much higher speeds and larger capacities than DSL or cable technologies.

“Fiber to the home is a quantum leap forward in terms of broadband services. This demonstrates PLDT’s commitment to offer its customers cutting edge communication technologies,” said Napoleon L. Nazareno, PLDT President and Chief Executive Officer.

Initial tests done by PLDT have shown the capabilities of FTTH. At a demonstration facility at the PLDT’s head office, an FTTH-enabled computer posted download speeds of up to 94.86 megabits per second (mbps) and upload rates of 69.39 mbps, according to PLDT Network head Rolando G. Peña.

At those speeds, it would take only one second to download a 5Mb mp3 file, 3 seconds for a 35Mb video clip and only one minute to download an 800Mb movie.

“Depending on how we’ll design the product, we can provide gigabit speeds to homes, not just megabit speeds,” he said.

PLDT Chairman Manuel V. Pangilinan tested the new technology by watching the recent Manny Pacquiao-Ricky Hatton fight via live video streaming using FTTH.

“Excellent reception. Excellent definition of the pictures,” said Pangilinan, who also chairs the Amateur Boxing Association of the Philippines (ABAP).

The new service will be initially marketed to high-bandwidth residential customers such as households in high-income subdivisions and condominiums.

Pilot areas for FTTH will include areas such as Bonifacio Global City, Forbes Park, Urdaneta Village, Ayala Alabang, Dasmariñas Village, Wack Wack, Ayala Heights, Valle Verde and certain areas covered by PLDT Subictel and PLDT Clarktel.

Exhibit 1

“We’re targeting 1,000 customers this year and expand to 10,000 later on,” said Virgilio Ofina, Senior Manager of GMM NGN Access Provisioning and Transport Engineering Division.

The use of FTTH will simplify the delivery of various services. For instance, a customer can avail of telephone, video, audio, television and just about any other kind of digital data service through a single FTTH connection.

He explained that there is virtually no degradation of signals with FTTH and that it’s future-proof because the new technologies currently being developed now are based on fiber optic technology.

Services such as 3D holographic high-definition television and video games can be delivered via fiber to the home.

“FTTH represents a new level of services for our fixed line business. If we could build this extensively in all the major cities and municipalities, FTTH will redefine and reshape our fixed line business,” Pangilinan said.

XXX

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact persons:
Ramon R. Isberto PLDT Spokesperson Tel. No.: +63 2 5113101 Fax No.: +63 2 5113100	Horace A. Lavides PLDT Senior Manager Tel. No.: +63 2 8168684 Email: halavides@pldt.com.ph

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: May 25, 2009